Exhibit 23.1 Consent of Independent Registered Public Accounting Firm We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Emergent BioSolutions Inc. for the registration of Debt Securities, Common Stock, Preferred Stock, Depository Shares, Units and Warrants and to the incorporation by reference therein of our reports dated February 18, 2021, with respect to the consolidated financial statements and schedule of Emergent BioSolutions Inc., and the effectiveness of internal control over financial reporting of Emergent BioSolutions Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission. /s/ Ernst & Young LLP Baltimore, Maryland August 9, 2021